June 9, 2005

Mail Stop 0408

*By U.S. Mail and facsimile to (212 ) 807-7252*

Mr. Joseph Maggio
Chairman and Chief Executive Officer
Diamond Ranch Foods, Ltd.
555 West Street
New York, NY 10014

**Re:    Diamond Ranch Foods, Ltd.**
**Amendment Number One to Registration Statement on Form 10-SB**
**Filed May 15, 2005**
**File No. 000-51206**

Dear Mr. Maggio:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.    In order to facilitate our review, please cite particular changes and give specific page numbers in your responses to our comments. It is not sufficient to say you have made revisions in the Form 10-SB/A.

General

2.    You previously stated that a tabular presentation of the effects of the recapitalization in connection with the reverse merger with MBC Foods, Inc. was included in the original Form 10-SB. Please direct our attention to where the required disclosures are contained or revise to include the required tabular disclosure that includes <u>all of the following</u>:

- Historical financial statements of <u>MBC Foods, Inc</u> as of the date of the merger;

- The specific proforma adjustments to effect the recapitalization; and

- Proforma results.

3.       Please note the updating requirements of Item 3-10(g) of Regulation S-B.

<u>Description of Business – page 3</u>

4.       We note that Jerry's Inc. had no affiliation with your current industry prior to 2004 when you changed your name.  Please include in this first paragraph, as well as in the section entitled "History and Company Development" and other sections, as appropriate, a brief description of Jerry's Inc.'s business prior to 1998 when it ceased operations.  In addition, we note from the biographies of management that there are no executives or directors from Jerry's Inc. remaining after the acquisition of MBC Foods, Inc.  Please disclose what agreements were made with the management and owners of Jerry's Inc. when they acquired MBC Foods.

<u>Customers – page 6</u>

5.       In your response to comment 5, you have added disclosure in this section that you "have a broad and sizeable customer base which does not leave [you] dependent on any one or even a few customers…"  However, this disclosure is in direct conflict with Risk Factor number 5: "Risk of Losing Significant Clients," which states if you "were to lose one or more of these clients our business could be adversely affected…"  Please reconcile this disclosure.

<u>Risk Factors: Risks of Reduced Liquidity of Penny Stocks – page 8</u>

6.       In the last sentence of this risk factor, you state that the penny stock rules "may affect the ability of purchasers in this Registration Statement to sell the securities in the secondary market."  Please clarify who will be purchasing securities pursuant to this Form 10 Registration Statement.

<u>Research and Development – page 8</u>

7.       Please elaborate in this section on your research and development plans for the future. You mention that you intend to use R&D to "mature the business and increase revenues" but do not provide specific disclosure about how you intend to do so.

Item 2 – Management's Discussion and Analysis or Plan of Operation

8.     Please revise under the appropriate headings to provide an analysis of the changes in financial position and the results of operations between all periods presented in the financial statements. Specifically address the changes in gross profit and related ratios from the year ended March 31, 2004 and to the period ended December 31, 2004, describing product mix and other changes to cost/volume relationships.  Refer to Interpretive Release 34-48960 and Item 303 of Regulation S-B.

9.     Please revise to provide a comprehensive discussion of the dynamics of your sales and collection procedures that explains why you factor your receivables.  Describe the reasons for the gaps between sales, collections, and required vendor cash payments.

10.    You state that you are operating on a cash flow positive basis, but your statement of cash flows for the nine months ended December 31, 2004 shows an increasing deficit in cash flows from operations.  Please revise your discussions to address this inconsistency.

11.    You stated that the individual components of general and administrative expense do not exceed 10 percent of total general and administrative expense.  However, in your MD&A section, please revise to disaggregate, compare and contrast the major components of general and administrative expenses for all periods presented with the comparable prior periods, and explain those differences.

Cost of Sales and Gross Profit – page 9

12.    You state that in September 2004, you acquired the customer list of Steiger Meats for common stock.  Please revise to discuss the value of this transaction to include the number of shares of stock issued in this transaction and the market price of the common stock issued in this transaction as well as the intangible asset created in this transaction. Additionally, please revise all relevant stub period financial statements and notes thereto to disclose the accounting for this transaction.

Management's Discussion and Analysis of Financial Condition and Results of Operations
General – page 11

13.    In the first sentence of the second paragraph of this section you discuss revenue growth compared to the preceding quarter but do not disclose to which quarters you are referring. Please clarify.

Recent Sales of Unregistered Securities – page 19

14.	For each of the transactions in this section, please clarify the number of purchasers, whether the purchasers were accredited or sophisticated investors, which exemption from registration is being claimed, and the facts relied upon to make the exemption available. For example, in the first paragraph, you claim you relied on Section 4(2) but do not include the number or nature of purchasers nor the facts relied upon to make Section 4(2) available. Similarly, in the second paragraph, you cite "Rule 5045" of Regulation D in error. Please clarify which on Rule of Regulation D you relied and the facts to support this reliance. In the last two paragraphs, you have not provided any exemption or support for exemption for either transaction.

15.	You state here that you issued 31,607,650 shares of restricted common stock to acquire MBC Foods, Inc. However, this contradicts your disclosure (in Note 8 to the financial statements) of the amount of shares issued to consummate the merger. Please revise your discussion in this section to accurately reflect the shares issued.

16.	In the second paragraph of this section, you reference a "private sale of $6,000 in principal to ten accredited investors." Please clarify that you were selling securities and state the amount of securities sold and then the price paid for them.

17.	We note your response to comment 21. However, you still refer to eligibility under the Texas Security Code rather than the Federal Securities laws. Therefore, we reissue our former comment.

18.	The last two transactions you list in this section are for investor relation services and for an independent research report. Please elaborate on what these services entailed and how you determined the value of each.

19.	Please disclose in this section the advances by shareholders you have listed in Note 7 to the Financial Statements, as well as any other advances, loans, or transactions appropriate to this section.

Part F/S

General

20.	You state in your supplemental response dated May 13, 2005 that a stock split was inadvertently included in the financial statements and all disclosure relative to stock splits has been removed. It appears that your financial statements were restated to reflect these changes. Please clarify by explaining the circumstances of this error and clarify why certain publicly available information refers to a stock split.

21.     Please revise all related summaries of financial information, including quarterly information, to comply with paragraph 39 of APB 20.

22.     Please revise to correct the columns marked "unaudited" in the balance sheets, as it appears that the period that was audited is incorrectly marked "unaudited".

23.     Please refer to prior comment 26 and revise your statements of cash flows on pages F-7 and F-8 to present changes in debt and lines of credit as cash flows used in/provided by financing activities as opposed to operating activities.  Refer to paragraphs 18 through 20 of SFAS No. 95.

24.     Please revise the statement of stockholders' equity for December 31, 2004 to reflect the acquisition of the customer list of Steiger Meats.  Confirm that "Stock issued in asset acquisition agreement" reflected in the statement of cash flows is the Steiger Meats acquisition.

Independent Auditors' Report – page F-1

25.     You state in your supplemental response dated May 13, 2005 that your independent accountant did not perform principal audit procedures in New York.  Please tell us what audit procedures (e.g., inventory observations, accounts receivable confirmations and testing, accounts payable testing) your independent accountant performed in New York and who performed inventory observation procedures.  Please be specific in your response.  Refer to AU 326.

Note 1 – Nature of Operations and Going Concern

26.     Please revise your disclosures about the going concern assumption to include the following:

- Discussion of stub period results in addition to the existing disclosures;

- How management plans to acquire additional meat processing and distribution operations given the deficiency in working capital;

- Management's plans for obtaining additional financing and the specific types of additional financing (e.g., debt, equity); and

- How the existing shareholders intend to meet ongoing operating expenses.

Note 6 – Notes Payable – page F-17

27. Please revise to disclose the following in connection with your factoring line of credit arrangements:

- The terms, interest rates, maturity dates, and subordinate features of significant categories of debt (e.g., notes payable to banks, line of credit agreements, related party notes); and

- Interest expense during the periods presented.

Closing Comments

As appropriate, please amend your filing and respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Isa Farhat at (202) 551-3485 or Donald Walker at (202) 551-3490 if you have questions regarding comments on the financial statements and related matters.  Please contact Kathryn McHale at (202) 551-3464 or me at (202) 551-3434 with any other questions.

Sincerely,


Michael Clampitt
Senior Attorney


cc:     Richard Daniels
        Daniels McGowan & Assoc. Inc.
        8407 Bandera Rd
        Suite 133-142
        San Antonio, TX 78250
        facsimile: 210-558-9339